Exhibit 3(i)

Articles of Association

of
Qimonda AG

I. General Provisions
§1 Name, registered office, financial year, notices
1.	The name of the company is
Qimonda AG.
2.	The registered office of the company is in Munich.

3.	The financial year shall be from October 1 of one year through September 30 of the following year.

4.	Notices of the company shall be published in the electronic section (elektronischer Bundesanzeiger) of the German Federal Gazette (Bundesanzeiger), provided mandatory statutory provisions do not require their publication in its printed version or in other media.
§ 2 Purpose of the company
1.	The purpose of the company is the direct or indirect activity in the areas of the research, development, manufacture and sale of electronic components, electronic systems and software as well as rendering the associated services.

2.	The company is entitled to take all actions and measures directly or indirectly appearing necessary to fulfill the company purpose.

3.	The company may establish branch offices in Germany and abroad as well as hold interests in other enterprises. The company may acquire or dispose of enterprises, combine them under a single management and conclude company agreements with them or restrict itself to the administration of the holding. The company is entitled to carve out its operations into holding companies in full or part.
§ 3 Shareholder interest, place of jurisdiction
1.	By virtue of membership, each shareholder is obligated to its co-shareholders to appropriately consider their interests, also in the context of a legal dispute with the company.

2.	The German courts shall be exclusively responsible for all disputes with the company or its representatives arising out of the incorporation, provided the mandatory legal regulations respectively prevailing in Germany, jurisdiction regulations in particular, are not thereby contravened. By acquiring or subscribing to the shares, each shareholder agrees to abide by this requirement.
II. Share capital and shares
§ 4 Amount and division of the share capital
1.	The share capital of the company is EUR 684,000,002.00 (in words: six hundred eighty four million and two euro) and is divided up into 342,000,001 shares (Stammaktien).

2.	All shares are no-par value shares (Stückaktien).

3.	The share capital is conditionally increased by up to a nominal amount of EUR 12,000,000.00. The conditional capital increase will be implemented by issuing up to 6,000,000 new, registered no-par value shares. These shares shall be entitled to dividend rights as of the financial year of their issue only if the subscription rights granted on the basis of the authorization issued on July 14, 2006 in connection with the Qimonda AG 2006 stock option plan are exercised by the holders and the company does not grant any of its own shares or cash compensation (conditional capital I/2006).

4.	The Management Board is authorized to increase the share capital during the period through July 13, 2011 with the approval of the Supervisory Board. Increases in share capital may be effected once or in partial amounts by up to a total of EUR 30,000,000.00 by issuing new, registered no-par value shares against cash contributions for the purpose of issuing shares to employees of the company or its group companies (authorized capital I/2006). The subscription rights of the shareholders are thereby excluded. The further contents of the subscription rights and the conditions of share issue shall be resolved by the Management Board subject to the approval of the Supervisory Board.

5.	The share capital is conditionally increased by up to EUR 240,100,000.00 by issuing up to 120,050,000 new, registered no-par value shares entitled to dividends as of the financial year of their issue. The conditional capital increase serves the purpose of granting shares to holders or creditors of options or convertible bonds (“Bonds”) that will be issued through July 13, 2011 by the company or any of its subordinated group companies in accordance with the authorization by the general shareholders’ meeting of July 14, 2006. It will only be implemented to the extent that the options or conversion rights arising out of the bonds are exercised or the conversion obligations arising out of the bonds have been met, and to the extent that cash compensation has not been granted or own shares are employed to service the bonds. The Management Board is authorized to specify the further details of implementing the conditional capital increase (conditional capital II/2006).
6.	The Management Board is authorized to increase the share capital during the period through July 26, 2011 with the approval of the Supervisory Board. Increases in share capital by up to a total of EUR 239,399,998.00 may be effected at once or in several steps by issuing new, registered no-par value shares, entitled to dividends beginning with the financial year in which they were issued, against contributions in cash or in kind (authorized capital II/2006).

In the case of contributions in cash, the shareholders shall be granted a subscription right. The Management Board is authorized, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders,
a)	to exclude fractional amounts from the subscription right,

b)	if this is required to grant holders of options or creditors of convertible bonds issued by the company or any of its subordinated group companies a subscription right to new shares to the extent to which they would be entitled after exercising the options or conversion rights, or after the conversion obligation is triggered,

c)	if the issue price of the new shares is not materially lower than the stock exchange price, and, at the effective time and at the time this authorization is exercised, the shares issued subject to the exclusion from subscription rights pursuant to Section 186(3) sentence 4 of the Companies Act (Aktiengesetz) do not exceed a total of 10 % of the share capital. Shares issued or to be issued to service options or convertible bonds to the extent that these were issued under the exclusion of subscription rights, under corresponding application of Section 186(3) sentence 4 of the Companies Act, should be included in this number. The stock exchange price within the meaning of this part c) shall be the price of the American Depository Shares (“Qimonda ADSs”) traded on the New York Stock Exchange (NYSE) in lieu of ordinary shares of the company. If one Qimonda ADS does not represent exactly one ordinary share of the company, the quotient of the price of the Qimonda ADS and the exact number of ordinary shares represented by one Qimonda ADS shall replace the price of the Qimonda ADSs for purposes of determining the stock exchange price.
The Management Board is also authorized to exclude subscription rights in case of a contribution in kind with the approval of the Supervisory Board. The Management Board is furthermore authorized to determine the further terms and conditions of the share rights and of the share issuances with the approval of the Supervisory Board.
§ 5 Registered shares, exclusion of certification
1.	The shares of the company shall be registered. Shareholders of the company who are natural persons must furnish their name, address and date of birth, and for those who are legal persons, the name of the company, its business address and registered office, and in both cases the number of shares held by them, and – if available – their e-mail address, for registration in the share register. The shareholders shall promptly inform the company of any changes in the information referred to in sentence 1 of this subsection for purposes of accurate registration in the share register.

2.	A right of the shareholders to individual certificates of their shares and dividends is excluded, provided that the law permits and individual certificates are not required by the rules of the exchange on which the shares are admitted. The company is entitled to issue share certificates representing individual shares (single shares) or several shares (global shares).

3.	The Management Board shall determine the form and contents of share certificates, any dividends and renewal coupons.
III. The Management Board
§ 6 Composition and rules of procedure (Geschäftsordnung)
1.	The Supervisory Board shall determine the size of the Board of Management, but at no time shall it be comprised of fewer than two persons. The Supervisory Board shall appoint the members of the Management Board. It may appoint a chairman of the Management Board and a deputy chairman of the Management Board.

2.	The company shall be legally represented by two members of the Management Board or by one member of the Management Board together with an authorized signatory (Prokurist). Deputy members of the Management Board shall be equal to regular members in this respect. If no board member or deputy board member is available, the company shall be represented by an authorized signatory or other authorized signatory specified by the Management Board.

3.	The Management Board shall establish rules of procedure for itself by unanimous resolution of all members of the Management Board and the subsequent approval of the Supervisory Board.

IV. Supervisory Board
§ 7 Composition, term of office, resigning from office
1.	The Supervisory Board shall be comprised of six members, of which four members shall be elected by the shareholders and two members by the employees. Their term of office shall be no longer than the duration of the period beginning at the close of the general shareholders’ meeting during which their election is resolved until the end of the fourth full financial year following the commencement of their term of office. The financial year in which their term of office begins shall not be included. The general shareholders’ meeting may specify a shorter term of office when electing members representing the shareholders.

2.	Substitute members may be elected for several or all Supervisory Board members prematurely resigning or leaving office due to a challenged vote. Substitute members are to assume membership on the Supervisory Board in a sequence determined at the time of the original Supervisory Board election. If a substitute member replaces the departing member, his term of office shall end with the end of the general shareholders’ meeting in which a replacement election takes place, unless the expiration of the term of office of the departing Supervisory Board member occurs prior to the date of the replacement election, in which case the substitute member’s term ends at the expiration of the departing Supervisory Board member’s term. The election of substitute members for the members of the Supervisory Board representing the employees shall be based on the German One-third Participation Act. (Drittelbeteiligungsgesetz)

3.	Each member of the Supervisory Board may resign from office following a four-week notice period, even without cause (wichtiger Grund), by informing the chairman of the Supervisory Board in writing. The chairman of the Supervisory Board, or his deputy in the event that the chairman is resigning from office, may agree to shortening this period.

§ 8 Chairman, deputy
1.	After the general shareholders’ meeting at which the Supervisory Board members are newly elected by the shareholders, a Supervisory Board meeting shall take place at which the Supervisory Board shall elect a chairman and a deputy from among its members for the duration of its term of office. It may also elect a further deputy. A deputy shall represent the chairman whenever the chairman is indisposed unless provided otherwise in these Articles of Association. When representing the chairman, the deputy shall be entitled to the same rights as the chairman; however, in the event of a formation of the Supervisory Board in accordance with the Co-determination Act (Mitbestimmungsgesetz), not to the second vote to which the chairman is entitled under the Mitbestimmungsgesetz.

2.	If the chairman or his deputy elected under paragraph 1 sentence 1 of this section leaves office prematurely, a new election shall take place promptly, to elect a substitute for the remaining term of office of the departing member.
§ 9 Supervisory Board committees
To the extent permitted by law or the Articles of Association, the Supervisory Board may delegate the tasks for which it is responsible and its rights to its chairman, individual members or committees comprising its members. If the chairman of the Supervisory Board belongs to a committee and parity occurs in committee voting, the chairman – but not the deputy – shall have two votes should parity occur following revoting.
§ 10 Calling meetings and adoption of resolutions
1.	The meetings of the Supervisory Board shall be called by the chairman, or by way of substitution, the deputy, in writing, by fax or e-mail with a notice period of at least two weeks. This does not include the day the meeting is called and the day of the meeting. In urgent cases, the chairman may reduce the period to three days and may also call the meeting orally or by telephone. The regulations of § 110(1) and (2) of the Companies Act (Aktiengesetz) shall remain unaffected.

2.	On being called, notice is to be given of the items on the agenda of the meeting and proposed resolutions. An item on the agenda not announced on an orderly basis may only be resolved if none of the members of the Supervisory Board objects to adopting the resolution. The chairman of the Supervisory Board shall chair the meetings. The chairman shall determine the order in which the items on the agenda are treated, and the type and order of voting. Meetings may be held by video transmission or telephone, if the Supervisory Board chairman, or by way of substitution, the deputy, decides to do so in an individual case. Members of the Supervisory Board may also take part in meetings by video or telephone.

3.	The resolutions of the Supervisory Board shall generally be adopted at meetings. Absent members may take part in adopting resolutions by having other members submit their votes in writing or cast their votes by video transmission, telephone fax or e-mail. Outside meetings, resolutions may be adopted at the request of the chairman of the Supervisory Board, or by way of substitution, the deputy, in writing, by telephone, fax, videoconference, conference call or with the aid of other means of telecommunication. The Supervisory Board chairman shall specify the details of the procedure. The members of the Supervisory Board shall not be entitled to a right of objection.

4.	A quorum of the Supervisory Board shall exist if at least half of the members comprising it take part in the adoption of resolutions personally or by casting their votes in writing.

5.	Resolutions shall be adopted by a simple majority of the votes cast, provided that the law does not require otherwise on a mandatory basis. This shall also apply to elections. In the event of parity, the chairman of the Supervisory Board shall have two votes if parity also results following revoting on the same matter.

6.	Minutes of the meetings and resolutions of the Supervisory Board are to be prepared and signed by the chairman and copies are to be forwarded to all Supervisory Board members.

7.	The chairman shall act on behalf of the Supervisory Board whenever it is necessary to submit or accept any declarations in order to implement resolutions of the Supervisory Board. Any other documents and notices of the Supervisory Board shall be signed by the chairman.
§ 11 Tasks and powers of the Supervisory Board
1.	The Supervisory Board shall appoint the Management Board and oversee its management.

2.	The Management Board shall report to the Supervisory Board on an ongoing basis within the scope provided by law. The Supervisory Board may also demand reports on all company affairs, its legal and business relationships to associated enterprises and the business conducted with such enterprises that may be of material significance to the situation of the company.

3.	The Supervisory Board shall establish rules of procedure (Geschäftsordnung) for itself.

4.	The Supervisory Board is only entitled to make amendments to the Articles of Association concerning their formulation.

5.	The Supervisory Board members shall maintain secrecy concerning confidential information and secrets of the company, specifically, operating or business secrets with which Supervisory Board members may become familiar through their activities on the Supervisory Board. Any Supervisory Board member intending to pass on confidential information and secrets, in particular information on the contents and course of Supervisory Board meetings and contents of Supervisory Board materials and resolutions, to third parties, must inform the chairman of the Supervisory Board thereof in order to reconcile any differences in opinion arising with respect to the duty of confidentiality.

§ 12 Compensation
1.	Each Supervisory Board member shall receive fixed basic compensation of USD 50,000 per full financial year. The deputy chairman of the Supervisory Board and each chairman of a committee established by the Supervisory Board shall receive additional compensation of USD 50,000.00 and the chairman of the Supervisory Board shall receive additional compensation of USD 100,000, respectively for each full financial year. Each member of the Supervisory Board shall receive in addition to his basic compensation at the most one additional compensation. Supervisory Board members joining or leaving the Supervisory Board or a committee during the financial year shall receive corresponding pro rata compensation.

Each Supervisory Board member shall also receive for each full financial year 5,000 value increase rights issued under the same conditions and exercisable just as provided by the stock option plan currently valid for the company and approved by the general shareholders’ meeting in the financial year of issue of the value increase rights. Supervisory Board members joining or leaving the Supervisory Board during the financial year shall receive a corresponding pro rata allocation. Value increase rights do not entitle the subscription to shares but cash compensation.

2.	The company shall reimburse Supervisory Board members for their cash outlays and any VAT due on their compensation if they can or should invoice these separately. The Supervisory Board members may also conclude appropriate liability insurance (so-called D&O insurance) at the expense of the company.

V. General shareholders’ meeting
§ 13 General shareholders’ meeting
The general shareholders’ meeting shall take place within the first eight months of a financial year. The subject of its agenda shall ordinarily be

a.	the submission of the annual financial statements and management report (Lagebericht) of the Management Board and report of the Supervisory Board,

b.	the adoption of resolutions concerning the appropriation of the annual net income,

c.	discharge (Entlastung) of the Management Board and Supervisory Board and

d.	the selection of the auditor.
§ 14 Location and calling of the general shareholders’ meeting
1.	The general shareholders’ meeting shall be called by the Management Board or Supervisory Board. It shall take place at the registered office of the company or at the location of a German stock exchange. To the extent permitted by law, the general shareholders’ meeting may also take place at the locations of other exchanges to which the shares of the company are admitted for trading.

2.	To the extent a shorter period is not legally permitted, general shareholders’ meeting must be called at least thirty days prior to the date by the end of which the shareholders must register. This does not include the day the meeting is called and the day by the end of which the shareholders must register for the meeting.
§ 15 Conditions for participating and exercising voting rights
Shareholders registered in the share register who register promptly are entitled to participate at the general shareholders’ meeting and exercise their voting rights. Registration must be made in writing with the Management Board at the registered office of the company in writing, by fax or an electronic medium to be specified by the company. Six days must remain free between the day of registration and the day of the general shareholders’ meeting. The Management Board may specify a shorter period in the invitation to the general shareholders’ meeting. The details of registration shall be announced in the publication designated for company notices in conjunction with calling the general shareholders’ meeting.
§ 16 Chairing and course of the general shareholders’ meeting
1.	The chairman of the Supervisory Board shall chair the general shareholders’ meeting or in the event of being indisposed, a member of the Supervisory Board specified by him, or by way of substitution in the event of applying the Co-determination Act, (Mitbestimmungsgesetz) the member of the Supervisory Board elected by the shareholders under § 27(3) Co-determination Act, (Mitbestimmungsgesetz). If none of them appears or is prepared to chair the meeting, the chair of the meeting shall be elected by the Supervisory Board members of the shareholders.

2.	The chair of the general shareholders’ meeting shall determine the course of the general shareholders’ meeting. In this process, the chair may avail himself or herself of the support of assistants, in particular when exercising house rules. The chair shall determine the order of the speakers and may also place an appropriate restriction on the time allotted for the right of shareholders to pose questions and speak. At the commencement of the general shareholders’ meeting or during its course the chair may in particular determine the time frame of the course of the meeting, of the statements made regarding the items on the agenda and appropriately specify the length of individual questioning and speaking contributions. When determining the time allotted for each individual questioning and speaking contribution, the chair of the meeting may differentiate between making the first and repeated statements in addition to relying on other relevant criteria. As long as this is appropriate to conducting the general shareholders’ meeting on an orderly basis, the chair of the meeting may call for the conclusion of the debate concerning individual items on the agenda.

3.	The chair of the meeting shall determine the order of the items to be discussed and the voting and voting procedure. The chair may call for combing several rounds of voting if voting cards or other data carriers are used.

4.	Shareholders who do not care to take part in voting must inform the chair of the meeting of this in the form that has been specified prior to the commencement of voting. In order to determine the outcome of voting only, “no” votes and abstentions shall be tallied. The shareholders present and those being represented who have neither declared their non-participation in the voting nor voted “no” or abstained, shall be tallied as “yes” votes.

5.	The chair of the meeting may alter the voting procedure specified in paragraphs 3 and 4 and may also call for another voting procedure, in particular by acclamation or a show of hands.

6.	If an announcement to this effect is made during the general shareholders’ meeting, the chair may also allow the transmission of the general shareholders’ meeting, the participation in the general shareholders’ meeting and the participation in the voting at the general shareholders’ meeting via electronic media to the extent this is permitted by law.

7.	Minutes of the items discussed at the general shareholders’ meeting shall be recorded by a notary. The minutes shall have full probatory force for the shareholders both inter partes as well as in relation to their representatives.
§ 17 Voting right
1.	Each share shall carry one vote.

2.	The voting right may be exercised by an attorney-in-fact. If neither a credit institution nor a shareholder association has a power-of-attorney, the power-of-attorney shall be issued in writing or by an electronic medium to be specified by the company. The details of issuing these powers-of-attorney shall be announced on calling the general shareholders’ meeting in the newspapers designated for company notices.

§ 18 Adoption of resolutions
1.	Resolutions shall be adopted by a simple majority of votes cast and, to the extent a capital majority is required, by a simple majority of the share capital represented unless mandatory statutory regulations or these Articles of Association call for a greater majority. The removal of members of the Supervisory Board elected by the general shareholders’ meeting without having been bound to an election proposal shall require a majority of at least three-fourths of the votes cast.

2.	In elections, the proposal shall be deemed to have been accepted for which the most votes have been cast; in the event of parity the lot to be drawn by the chair shall decide.
VI. Annual financial statements and appropriation of net income
§ 19 Annual financial statements
1.	In the first three months of the financial year, the Management Board shall prepare the annual financial statements and the Management Report (Lagebericht) for the preceding financial year and promptly submit these with a proposal for the appropriation of the annual net income to the Supervisory Board. The Supervisory Board shall inspect the annual financial statements, management report and the proposal for the appropriation of the annual net income in consultation with the auditor of the company.

2.	To the extent the company is required by law to prepare consolidated financial statements, the Management Board shall prepare consolidated financial statements and a consolidated management report for the group during the first five months of the financial year. This or consolidated financial statements and a consolidated management report providing an exemption and prepared in accordance with the applicable regulations shall be promptly submitted to the Supervisory Board.

§ 20 Reserves
1.	Once the Management Board and Supervisory Board approve the annual financial statements, they may allocate amounts of up to half of the annual net income to other retained earnings; they are also further authorized to allocate further amounts of up to the other half of the annual net income to other retained earnings, as long as and the extent to which the other retained earnings do not exceed half of, and would not exceed half of, the share capital after being allocated.

2.	Once the general shareholders’ meeting has approved the annual financial statements, half of the annual net income shall be allocated to other retained earnings.

3.	When calculating the part of the annual net income to be allocated under paragraph 1 or paragraph 2 to other retained earnings, allocations to the statutory reserve and loss carry-forwards are to be deducted from the annual net income beforehand.
§ 21 Appropriation of net income
1.	The general shareholders’ meeting shall resolve upon the appropriation of the annual net income.

2.	The general shareholders’ meeting may resolve upon an appropriation of the annual net income by means of a distribution in kind in addition to or in lieu of a cash distribution, provided the assets being distributed are traded on a market within the meaning of § 3(2) Companies Act (Aktiengesetz).

3.	The profit shares of the shareholders shall be determined on the basis of their share of the share capital.

4.	If the share capital is increased, the profit share of the new shares may be determined on a basis which deviates from §60(2) Companies Act (Aktiengesetz).

Once a financial year has expired, the Management Board may, subject to the approval of the Supervisory Board within the scope of § 59 Companies Act (Aktiengesetz), distribute a deducted dividend to the shareholders.
§ 22 Establishment costs
The company shall bear up to an amount of EUR 1,500.00 of the costs of being established (court costs, publishing costs, notary costs, tax advisor costs, etc.).